June 10, 2005

Mr. Michael Moran, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SEC Comment Letter
McRae Industries, Inc.
Commission File No. 0-08578

Dear Mr. Moran:

Attached are our responses to the staff’s letters dated May 3, 2005 and May 26, 2005, regarding Form 10-K and Form 10-K/A for the fiscal year ended July 31, 2004 filed by McRae Industries, Inc. (the “Company”).

For ease of review, the staff’s comments have been repeated and numbered as in the staff’s letter. Each comment from the staff is immediately followed by the Company’s response.

Please call me directly at (910) 439-4190 should you have any questions regarding our responses.

Sincerely,
/s/ Marvin G. Kiser Sr.

Marvin G. Kiser Sr., Vice President of Finance

Responses of McRae Industries, Inc. to SEC Comment Letter
Dated May 3, 2005

Item 9A. Disclosure Controls and Procedures, page 42

1.	We note your response to prior comment 17. Please advise or revise to also include a discussion in MD&A of the significant deficiencies that led to a material weakness and the corrective actions initiated to remediate the weakness.

Company Response:

Below is the disclosure regarding our internal control over financial reporting that we plan to include in the Form 10-K/A for fiscal 2004 that we expect to file. We will include a similar discussion in the Form 10-Q/A for the first quarter of fiscal 2005 that we expect to file and in future filings.

INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with the audit of our consolidated financial statements for the fiscal year ended July 31, 2004, our independent auditors informed us that they had discovered significant deficiencies in our internal control over financial reporting that in the aggregate constituted material weaknesses under standards established by the Public Company Accounting Oversight Board. These deficiencies, which were noted across all of the Company’s operating divisions and which have been present since the Company’s inception, are generally the result of incompatible duties, undocumented controls, lack of monitoring controls and the lack of an internal audit function. Additionally, the discovery of compilation errors in the military boot operation’s fiscal 2004 year-end inventory required us to restate our financial statements as of July 31, 2004 and for the fiscal year then ended included in our Annual Report on Form 10-K originally filed by us on October 29, 2004. Upon completion by our independent auditors of their review of the accounting for inventory in our financial statements as previously reported for fiscal 2004, our independent auditors informed us that in their view there were material internal control weaknesses related to the compilation of the Company’s inventory.

We have performed substantial additional procedures in an effort to ensure that these internal control deficiencies do not lead to further material misstatements in our consolidated financial statements and to enable the completion of the independent auditor’s audit of our consolidated financial statements. We have initiated corrective actions to address these internal control deficiencies, and will continue to evaluate the effectiveness of our disclosure controls and internal controls and procedures on an ongoing basis, taking corrective action as appropriate.

2.	We note your response to prior comment 7. We understand that you have both Class A and Class B common stock outstanding and that the two classes of common stock have different dividend rates. We also understand that your Class B common stock is convertible into Class A common stock. Because you have multiple class common stock capital structures, we continue to believe that you should report diluted EPS for each class of common stock using the two-class method. In this regard, and consistent with our prior commitment, we believe paragraphs 60.b and 61 of SFAS 128 require use of the two-class method of computing diluted EPS for those companies with multiple classes of common stock with differing dividend rates. It is our understanding that SFAS 128 has always required use of the two-class method of computing basic and diluted EPS for those companies with multiple classes of common stock with differing dividend rates. Please confirm that you will revise your diluted EPS presentation accordingly in future filings.

Company Response:

See below responses of McRae Industries, Inc. to SEC Comment Letter Dated May 26, 2005.

Responses of McRae Industries, Inc. to SEC Comment Letter
Dated May 26, 2005

Consolidated Statements of Operations, page 24

1.	Your Articles of Incorporation state you may pay dividends on each share of Series A in excess of dividends paid on each share of Class B or without paying any dividends on shares of Class B. Because of this provision, we view Class B Common Stock to be a participating security that possesses different participation rights in undistributed earnings than those rights possessed by Class A Common Stock. Therefore, you are required to use the two-class method to compute basic earnings-per-share (“EPS”) and the if-converted method to compute diluted EPS.

In doing so, you should allocate distributed earnings to the rightfully designated A or B Classes, if applicable, and undistributed or remaining earnings should be allocated completely to Class A Common Stock as if all of the earning for the period had been distributed.

Please compute basis EPS for Class A and use all distributed earnings with respect to Class A and 100% of undistributed earnings as you numerator and the weighted average number of Class A shares outstanding as your denominator. For class B basis EPS you should use all distributed earnings with respect to Class B and no undistributed earnings as you numerator and the weighted average number of Class B shares outstanding as your denominator. For the diluted EPS computation, your numerators will remain consistent with basic EPS computations. Your denominator for Class A will consist of all Class A and B shares assuming conversion of Class B. Class B shares will serve as the denominator for the computation of Class B.

Since this allocation may not reflect the economic reality of actual future allocations to Class B shareholders, please include disclosure clarifying that the basis for the pro forma distribution to Class A shareholders is based on the right each class of common stock possesses concerning undistributed earnings such that distributions to Class B shareholders may be avoided. Please show us what your revised disclosure will look like.

Company Response:

Below is the form of earnings per share disclosure we would propose to include in future filings.

McRae Industries, Inc.
Earnings Per Share

	3 Months	6 Months
	Ended	Ended
	January 29,	January 29,
	2005	2005
Earnings per common share from continuing operations:
Basic earnings per share:
Class A	$.33	$.80
Class B	.00	.00

Diluted earnings per share
Class A	.23	.56
Class B	.00	.00

Net earnings per common share:
Basic earnings per share:
Class A	.33	1.78
Class B	.00	.00

Diluted earnings per share:
Class A	.23	1.25
Class B	.00	.00

Weighted average number of common shares outstanding:
Class A	1,943,550	1,943,547
Class B	824,949	824,952

Total	2,768,499	2,768,499

Under our Articles of Incorporation, we may pay dividends on our Class A Common Stock in excess of the dividends we pay on our Class B Common Stock. As a result, we have computed our earnings per share in compliance with Statement of Financial Accounting Standards (SFAS) No. 128, “Earnings per Share.” This guidance requires companies having multiple classes of equity securities to use the “two class” or “if converted method” in computing earnings per share.

For our primary or basic earnings per share calculation, we use the two-class method, which implies a different dividend rate for our Class B Common Stock. Consequently, all undistributed earnings are allocated to Class A Common Stock in the earnings per share calculation. The result of this calculation allocates no earnings per share to the holders of Class B Common Stock.

For our diluted earnings per share calculation, we use the if-converted method. This calculation assumes that all Class B Common Stock is converted into Class A Common Stock. As a result there are no holders of Class B Common Stock to participate in undistributed earnings.

While we have presented our earnings per share in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, we believe that the holders of Class A and Class B Common Stock have equal rights to the Company’s undistributed earnings. Consequently, we believe that the calculation that best expresses economic reality is to calculate earnings per share using the total Class A and Class B Common Stock outstanding.